Exhibit 99.1

Santiago, February 27, 2009

GG/047/09

Mr.

Guillermo Larraín Rios

Superintendent of Securities and Insurance

Dear Sir:

We hereby inform you that on February 26, 2009, during the Ordinary Shareholders’ Meeting of CorpBanca, the following matters were approved:

1.	Annual Report, Financial Statements and notes thereto and report of the external auditors, regarding the fiscal year beginning January 1 and ended December 31 of 2008.

2.	Appointment of Deloitte & Touche, Limited Society of Audit Consultants, as our external auditors for the 2009 fiscal year.

3.	The Directors will not receive any benefits for their duties during the 2009 fiscal year.

4.	To distribute immediately 100% of the net income for the year ended December 31, 2008, which amounted to Ch$56,310,425,238.00, which means the distribution of a dividend per share of Ch$0.25452585986414. The dividend was agreed to be paid at the end of the Shareholders’ Meeting, to those shareholders of record listed in the Shareholder’s Registry by the end of day on February 20, 2009.

5.	The new dividend policy was agreed, which considers the recent financial reporting changes due to the implementation of International Financial Accounting Standards (IFRS) in Chile, to distribute at least 50% of each fiscal year net income, calculated as total net income for the period less an amount which maintains capital and reserves constant in real terms.

6.	The establishment of the Directors’ Committee’s annual budget of Ch$137,000,000. This includes a monthly salary for each member of the committee amounting to Ch$3,500,000 and an additional amount for Chairman of the committee amounting to Ch$500,000.

7.	The establishment of the Audit Committee’s annual budget of Ch$84,000,000. This includes a monthly salary for the Chairman and Vice Chairman of the committee amounting to Ch$3,500,000 per individual.

8.	Designation of the newspaper “La Tercera” for legal publications.

Mario Chamorro Carrizo
Chief Executive Officer